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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

    Our earnings were insufficient to cover fixed charges in each of the years in the five-year period ended December 31, 2000 and for the nine-month period ended September 30, 2001. Additional earnings of $0.1 million, $5.5 million, $10.6 million, $12.4 million and $25.4 million were necessary to provide a one-to-one coverage ratio for the years ended December 31, 1996, 1997, 1998, 1999 and 2000, respectively. Additional earnings of $18.8 million were necessary to provide a one-to-one coverage ratio for the nine-month period ended September 30, 2001. For the purpose of these calculations, "earnings" consist of income before taxes or loss from continuing operations, excluding the cumulative effect of a change in accounting principle, plus fixed charges, and "fixed charges" consist of interest expense incurred and the portion of rental expense deemed by us to be representative of the interest factor of rental payments under leases.

	Year Ended December 31,					Nine Months Ended September 30, 2001
	1996	1997	1998	1999	2000
	(in thousands)
Loss from continuing operations	$133	$5,516	$10,604	$12,366	$25,360	$18,756
Fixed charges	3	152	389	756	1,120	743

Earnings (as defined)	$130	$5,364	$10,215	$11,610	$24,240	$18,013

Fixed charges:
Interest expense	$—	$118	$356	$597	$933	$600
Estimated interest within rent expense	3	34	33	159	187	143

Total fixed charges	$3	$152	$389	$756	$1,120	$743

Deficiency of earnings available to cover fixed charges	$133	$5,516	$10,604	$12,366	$25,360	$18,756

Ratio of earnings to fixed charges	—	—	—	—	—	—

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES